Filed by Forest City Realty Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest City Realty Trust, Inc.

Commission File No. for Registration Statement on Form S-4: 333-216439

Date: May 2, 2017

Explanatory Note: This Form 425 contains the proxy cards first being mailed to Forest City Realty Trust, Inc. Class A and Class B stockholders on or about May 2, 2017, in anticipation of the Company’s 2017 Annual Meeting of Stockholders, to be held on June 9, 2017.

FOREST CITY REALTY TRUST, INC.
1100 TERMINAL TOWER
50 PUBLIC SQUARE
CLEVELAND, OH 44113
ATTN: JEFF LINTON

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time on June 8, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on June 8, 2017. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Forest City Realty Trust, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E21116-P89455 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FOREST CITY REALTY TRUST, INC. CLASS A

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" THE FOLLOWING:

	For All	Withhold All	For All Except
1. The election of four (4) directors, each to hold office until the next annual stockholders' meeting and until his successor is duly elected and qualifies.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Arthur F. Anton
02) Kenneth J. Bacon
03) Scott S. Cowen
04) Michael P. Esposito, Jr.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
2. The approval (on an advisory, non-binding basis) of the compensation of the Company's Named Executive Officers.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "1 YEAR" ON THE FOLLOWING PROPOSAL:

	1 Year	2 Years	3 Years	Abstain
3. The vote (on an advisory, non-binding basis) on the frequency of which the stockholders will have an advisory, non-binding vote on the compensation of the Company's Named Executive Officers.	☐	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
4. The ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2017.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
5. The proposal to amend and restate the Company's charter in substantially the form attached to the proxy statement/prospectus as Annex A, which amendment and restatement would effectuate the Reclassification (as defined in the proxy statement/prospectus).	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
6. The proposal to adjourn the annual meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the reclassification proposal at the time of the annual meeting.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

NOTE: In addition, the proxies are authorized to vote upon such other business as may properly come before the annual meeting of stockholders or any adjournment or postponement thereof.

Please sign this WHITE proxy card exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V.1.2

A E21117-P89455 Forest City Realty Trust, Inc. Class A THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF STOCKHOLDERS JUNE 9, 2017 The undersigned hereby appoints James A. Ratner and Deborah Ratner Salzberg, or either of them, with full power of substitution, as proxies to represent and to vote all of the shares of Class A Common Stock of Forest City Realty Trust, Inc. that the undersigned would be entitled to vote with all the power the undersigned would possess if present in person, including the right to vote on such other business as may properly come before the Annual Meeting of Stockholders to be held at 2:00 P.M., Eastern Time on June 9, 2017, in the 6th floor Riverview Room of the Ritz-Carlton Hotel, Tower City Center, 1515 West Third Street, Cleveland, Ohio 44113 and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Stockholders and of the accompanying Proxy Statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE

FOREST CITY REALTY TRUST, INC.
1100 TERMINAL TOWER
50 PUBLIC SQUARE
CLEVELAND, OH 44113
ATTN: JEFF LINTON

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time on June 8, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on June 8, 2017. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Forest City Realty Trust, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E21118-P89455

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FOREST CITY REALTY TRUST, INC. CLASS B

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" THE FOLLOWING:

	For All	Withhold All	For All Except
1. The election of nine (9) directors, each to hold office until the next annual stockholders' meeting and until his or her successor is duly elected and qualifies.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Z. Jamie Behar
02) Christine R. Detrick
03) Deborah L. Harmon
04) David J. LaRue
05) Craig Macnab
06) Brian J. Ratner
07) Deborah Ratner Salzberg
08) James A. Ratner
09) Ronald A. Ratner

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
2. The approval (on an advisory, non-binding basis) of the compensation of the Company's Named Executive Officers.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "1 YEAR" ON THE FOLLOWING PROPOSAL:

	1 Year	2 Years	3 Years	Abstain
3. The vote (on an advisory, non-binding basis) on the frequency of which the stockholders will have an advisory, non-binding vote on the compensation of the Company's Named Executive Officers.	☐	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
4. The ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2017.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
5. The proposal to amend and restate the Company's charter in substantially the form attached to the proxy statement/prospectus as Annex A, which amendment and restatement would effectuate the Reclassification (as defined in the proxy statement/prospectus).	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL:

	For	Against	Abstain
6. The proposal to adjourn the annual meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the reclassification proposal at the time of the annual meeting.	☐	☐	☐

NOTE: In addition, the proxies are authorized to vote upon such other business as may properly come before the annual meeting of stockholders or any adjournment or postponement thereof.

Please sign this WHITE proxy card exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V.1.2

B E21119-P89455 Forest City Realty Trust, Inc. Class B THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF STOCKHOLDERS JUNE 9, 2017 The undersigned hereby appoints James A. Ratner and Deborah Ratner Salzberg, or either of them, with full power of substitution, as proxies to represent and to vote all of the shares of Class B Common Stock of Forest City Realty Trust, Inc. that the undersigned would be entitled to vote with all the power the undersigned would possess if present in person, including the right to vote on such other business as may properly come before the Annual Meeting of Stockholders to be held at 2:00 P.M., Eastern Time on June 9, 2017, in the 6th floor Riverview Room of the Ritz-Carlton Hotel, Tower City Center, 1515 West Third Street, Cleveland, Ohio 44113 and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Stockholders and of the accompanying Proxy Statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE V.1.2

About Forest City

Forest City Realty Trust, Inc. is an NYSE-listed national real estate company with $8.2 billion in consolidated assets. The Company is principally engaged in the ownership, development, management and acquisition of office, retail and residential real estate and land throughout the United States. For more information, visit www.forestcity.net.

Important Additional Information

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Company’s 2017 Annual Meeting of Stockholders and the reclassification transaction, the Company has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4, containing a proxy statement/prospectus of the Company, which proxy statement/prospectus is first being mailed to stockholders on or about May 2, 2017. This document is not a substitute for such registration statement, proxy statement/prospectus or any other documents that the Company may file with the SEC or send to stockholders in connection with the reclassification transaction. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information.

Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

Participants In The Solicitation

The directors, nominees, and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the matters to be considered at the Company’s 2017 Annual Meeting of Stockholders, including the reclassification transaction. Information about the Company’s directors, nominees, and executive officers, including a description of their direct and indirect interests, is contained in the proxy statement/prospectus, which was filed with the SEC on May 1, 2017, and in the Company’s other filings with the SEC.